FORM 51-102F3
Material Change Report
Item 1	Name and Address of Company

Hydrogenics Corporation 5985 McLaughlin Road Mississauga, Ontario L5R 1B8

Item 2	Date of Material Change

July 28, 2006

Item 3	News Release

A press release was issued through CCNMatthews on July 28, 2006 and is attached to this report as Schedule A.

Item 4	Summary of Material Change

On July 28, 2006, Hydrogenics Corporation (“Hydrogenics”) announced that there will be production delays in its OnSite Generation business unit as it takes corrective measures to address operational and production quality issues.

Item 5	Full Description of Material Change

On March 28, 2006, Hydrogenics announced that production delays in its OnSite Generation business unit would cause near term revenue expectations to be lower than previously anticipated as a result of supply chain component quality issues. Accordingly, over the course of the second quarter, Hydrogenics implemented standardized, rigorous quality testing protocols to address these issues in its Belgian OnSite Generation group. Hydrogenics has now identified other operational and production quality issues which Hydrogenics are being addressed through appropriate corrective measures. In order not to adversely affect its customer base, Hydrogenics is continuing to remediate these recently identified issues. Accordingly, Hydrogenics will not resume normal activities in its OnSite Generation business unit until all production quality issues are adequately resolved. While Hydrogenics continues to be optimistic that deliveries will return to historic levels in the latter part of the fiscal year, Hydrogenics cannot be definitive as to timing.

In order to remediate certain deployed units, Hydrogenics determined it is necessary to accrue a $1.8 million charge for estimated future warranty costs, the majority of which is attributable to units delivered prior to the acquisition of Stuart Energy Systems Corporation in January 2005.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Lawrence Davis, Chief Financial Officer, at 905.361.3633.

Item 9	Date of Report

August 4, 2006

SCHEDULE A
Press Release

Press release
Hydrogenics Provides Update on Second Quarter Business Activities
MISSISSAUGA, Ontario, Canada — July 28, 2006—Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS), a leading developer and manufacturer of hydrogen and fuel cell systems, today provided an update on its OnSite Generation activities.
On March 28, 2006, we announced that production delays in our OnSite Generation business unit would cause near term revenue expectations to be lower than previously anticipated as a result of supply chain component quality issues. Accordingly, over the course of the second quarter, we implemented standardized, rigorous quality testing protocols to address these issues in our Belgian OnSite Generation group. We have now identified other operational and production quality issues which we are addressing through appropriate corrective measures. In order not to adversely affect our customer base, we are continuing to remediate these recently identified issues. Accordingly, we will not resume normal activities in our OnSite Generation business unit until all production quality issues are adequately resolved. While we continue to be optimistic that deliveries will return to historic levels in the latter part of the fiscal year, we cannot be definitive as to timing.
In order to remediate certain deployed units, we determined it is necessary to accrue a $1.8 million charge for estimated future warranty costs, the majority of which is attributable to units delivered prior to acquisition of Stuart Energy Systems Corporation in January 2005.
The Company anticipates that revenues for the second quarter of 2006 will approximate $5.4 million as follows: OnSite Generation $1.6 million; Power Systems $1.0 million; and Test Systems $2.8 million.
“While the operational and quality issues in our OnSite Generation business unit are challenging, we are committed to taking all steps necessary to ensure that we deliver the highest quality products to our customers. We are appreciative of the confidence displayed by our customers as evidenced by our growing order backlog,” said Pierre Rivard, President and Chief Executive Officer of Hydrogenics Corporation.
Hydrogenics will release its second quarter financial results on August 8, 2006 prior to market opening. In conjunction with the release of second quarter results, management will host a conference call and webcast at 10:30 a.m. (EST) on August 8, 2006. Participants should dial (416) 695-9753 to access the conference call or visit our website www.hydrogenics.com at least 15 minutes early to register for the webcast. The webcast and a downloadable MP3 will be available following the conference call on the company website.

About Hydrogenics:
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.